UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TB Wood’s Corporation
(Name of Subject Company)
TB Wood’s Corporation
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
872226105
(CUSIP Number of Class of Securities)

Joseph C. Horvath
Chief Financial Officer
TB Wood’s Corporation
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201
(717) 264-7161

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
Copy to:
David E. Schulman, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is a joint press release of Altra Holdings, Inc. (“Altra”) and TB Wood’s Corporation (“TB Wood’s”), dated February 19, 2007, announcing that Altra and TB Wood’s have signed a definitive agreement pursuant to which Altra will acquire TB Wood’s.

February 19, 2007
Altra Holdings, Inc. to Acquire TB Wood’s Corporation
Quincy, Massachusetts and Chambersburg, Pennsylvania —Altra Holdings, Inc. (NASDAQ: AIMC) and TB Wood’s Corporation (NASDAQ: TBWC) today announced that they have entered into a definitive agreement pursuant to which Altra will acquire TB Wood’s for $24.80 per share. The boards of directors of both companies have unanimously approved the transaction.
Under the definitive agreement, a wholly owned subsidiary of Altra Holdings will make a cash tender offer of $24.80 per share for all outstanding shares of TB Wood’s Corporation common stock. The tender offer, which is expected to close in April 2007, is subject to at least 66 2/3% of the shares of TB Wood’s Corporation being tendered and not withdrawn, as well as satisfaction or waiver of other customary tender conditions. Mr. Thomas Foley, the largest stockholder of TB Wood’s, has agreed to tender 1,600,000 shares in the tender offer, representing approximately 42.4% of the shares currently issued and outstanding, subject to certain conditions. The obligations under the Support Agreement terminate upon a termination of the Merger Agreement and the payment by TB Wood’s, in certain circumstances, of a termination fee. Following the purchase of the shares in the tender offer, a subsidiary of Altra will merge with TB Wood’s resulting in TB Wood’s becoming a wholly owned subsidiary of Altra. Holders of TB Wood’s shares that have not been tendered will be entitled to receive $24.80 per share in cash upon completion of the merger.
Jefferies and Company, Inc. has provided a financing commitment to Altra, including a bridge loan commitment. Altra intends to finance the acquisition by utilizing proceeds from its recently completed IPO, drawing on a portion of its revolving credit facility, and a follow-on offering of its existing 9% senior secured notes due 2011. Merrill Lynch & Co has acted as exclusive financial advisor to Altra on the acquisition. Sagent Advisors Inc. has acted as financial advisor to TB Wood’s.
“TB Wood’s is a great fit with the existing Altra platforms and meets our disciplined acquisition philosophy perfectly,” said Michael L. Hurt, Chairman and CEO of Altra. “The acquisition of

TB Wood’s broadens our growing coupling product line and adds engineered belted drive systems as well as adjustable speed electronic drives and systems to our product portfolio.”
G. John Krediet, Chairman of TB Wood’s, said “The TB Wood’s Board of Directors is pleased to announce the sale of TB Wood’s to Altra. TB Wood’s has been an independent company for 150 years. Joining forces with Altra marks a new future and new opportunities for TB Wood’s and its talented and loyal employees. The directors of TB Wood’s want to thank our shareholders and others who have supported the company along the way. We wish the company, its employees and its new owners great success in the future.”
This transaction presents a number of benefits for Altra’s customers, employees, and stockholders:
•	The acquisition of TB Wood’s is expected to be immediately accretive to Altra’s earnings in 2007 and approximately 15-20¢ per share accretive to fully-diluted earnings per share in years 2008-2009

•	Altra expects to realize annual pre-tax synergies ranging from $6.0 million to $8.0 million within three years. Primary actions include implementation of the Altra Business System, leveraging low cost country sourcing resources, the cross-selling of Altra and TB Wood’s products to the Company’s combined customer base and cost reduction initiatives.

•	With the addition of TB Wood’s 2006 revenues of $118.9 million, Altra will have a lower fixed cost base and more resources to generate profitable growth and shareholder value. Upon completion of the merger agreement, total debt will be approximately $337 million. Since both Altra and TB Wood’s have been historically strong cash generators, leverage ratios are expected to decline over the next three years.

•	TB Wood’s complementary product lines will expand Altra’s breadth of products and provide access to new markets. TB Wood’s offering of elastomeric couplings fills a critical gap for Altra and will expand engineered coupling revenues by over 50%.

•	The strength and brand recognition of the TB Wood’s name will be a solid addition to Altra’s industry leading stable of brands. Altra revenues generated through distribution will increase by approximately 37% and will enable the combined company to serve this channel more efficiently, offering a broader portfolio of products and services..

•	In addition to five U.S. manufacturing locations, TB Wood’s will expand Altra’s global footprint by adding facilities and resources in Mexico, Italy, and India.

•	Commercial relationships with OEM customers will be enhanced by providing a broader array of power transmission solutions and engineering expertise.

•	The acquisition will add management talent and depth to the Altra organization.
Founded in 1857, TB Wood’s has an outstanding reputation in the power transmission industry and is a company well known to Altra. Michael Hurt was President and CEO at TB Wood’s for almost 13 years from 1991 to 2003 and Carl Christenson, Altra’s President and COO, held various senior management positions in TB Wood’s mechanical business from 1991 to 2001.
About Altra Industrial Motion
Altra Industrial Motion, a subsidiary of Altra Holdings, Inc., is a leading multinational designer, producer and marketer of a wide range of electromechanical power transmission products. The company brings together strong brands covering over 35 product lines with production facilities in six countries and sales coverage in over 70 countries. Our leading brands include Boston Gear, Warner Electric, Formsprag Clutch, Ameridrives Couplings, Industrial Clutch, Kilian Manufacturing, Marland Clutch, Nuttall Gear, Stieber Clutch, Wichita Clutch, Twiflex Limited, Bibby Transmissions, Matrix International, Inertia Dynamics, Huco Dynatork and Warner Linear.
About TB Wood’s Corporation
TB Wood’s is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products, which are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the company operates production and sales facilities in the United States, Canada, Mexico, Germany, Italy and India.
Additional Information
The tender offer described in this press release for the outstanding shares of TB Wood’s Corporation has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and merger because they will contain important information: Altra Holdings’ Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and TB Wood’s Solicitation Recommendation Statement on Schedule 14D-9. These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) also can be obtained from the information agent for the offer, which will be announced.

_________________________________________
Forward Looking Statements: This news release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Altra Holdings, TB Wood’s and their respective consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; any projections of earnings, revenues, synergies, accretion, margins or other financial items relating to Altra Holdings or TB Wood’s; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, the business of Altra Holdings or TB Wood’s may not perform as expected due to uncertainty; that Altra Holdings is unable to successfully implement integration strategies; and other risks that are described from time to time in the companies’ Securities and Exchange Commission reports and other filings, including but not limited to the risks described in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2006 for Altra Industrial Motion, a subsidiary of Altra Holdings, and the Quarterly Report on Form 10-Q for the quarter ended September 29, 2006 for TB Wood’s Corporation. Altra Holdings and TB Wood’s assume no obligation and do not intend to update these or any other forward-looking statements.
Contacts:
David Wall
Chief Financial Officer
Altra Holdings Inc.
14 Hayward Street
Quincy, MA 02171

Phn:	617-689-6380
Fax:	617-689-6202
E-Mail:	david.wall@altramotion.com
Joseph C. Horvath
Chief Financial Officer
TB Wood’s Corporation
440 North Fifth Avenue
Chambersburg, PA 17201

Phn:	717-264-7161
Fax:	717-264-6420
E-Mail:	jhorvath@tbwoods.com